-----------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1
                                to Schedule 14D-1
                             Tender Offer Statement
                         Pursuant to Section 14(d)(1) of
                       the Securities Exchange Act of 1934


                     The Earth Technology Corporation (USA)
                            (Name of Subject Company)



                             Tyco International Ltd.
                              T1 Acquisition Corp.
                                    (Bidders)



                     Common Stock, par value $.10 per share
                         (Title of class of securities)



                                   270315-10-4
                      (CUSIP number of class of securities)

                         Mark H. Swartz, Vice President-
                             Chief Financial Officer
                             Tyco International Ltd.
                                  One Tyco Park
                           Exeter, New Hampshire 03833
                                 (603) 778-9700
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of Bidders)

                                 with a copy to:

                             Joshua M. Berman, Esq.
                            Kramer, Levin, Naftalis,
                             Nessen, Kamin & Frankel
                                919 Third Avenue
                            New York, New York 10022
                            Telephone: (212) 715-9100

                                Page 1 of 6 pages
                       Exhibit Index is located on page 5

          T1 Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Tyco International Ltd., a Massachusetts corporation ("Tyco"), and Tyco hereby amend their Tender Offer Statement on Schedule 14D-1 dated December 13, 1995 (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all the outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of The Earth Technology Corporation (USA), a Delaware corporation (the "Company"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D- 1.

Item 10.  Additional Information.

Item 10(f) is hereby amended to add the following:

         "(f) On January 12, 1996, Tyco announced that the Offer of the Purchaser to purchase all outstanding Shares of the Company had been extended to 12:00 midnight, New York City time, on Friday, January 12, 1996."


Item 11.  Material To Be Filed as Exhibits.

(a)(9)  Press release, issued January 12, 1996.






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



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 1996


                                        T1 ACQUISITION CORP.



                                        By: /s/ M. Brian Moroze
                                            Name:  M. Brian Moroze
                                            Title: Vice President and Secretary

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 1996


                                        TYCO INTERNATIONAL LTD.



                                        By: /s/ Barbara S. Miller
                                            Name:  Barbara S. Miller
                                            Title:  Treasurer








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




                                  EXHIBIT INDEX




                                                                  Sequentially
Exhibit                     Description                           Numbered Page
 Number


(a)(9)            Press release issued on January 12, 1996.             6








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